EXHIBIT 12.1
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	AAC Group
	Holding
	Corp.		American Achievement Corporation
	For the year		For the year		For the period		For the	For the year
	ended August 27,		ended August 27,		March 26, 2004 –		period August 31,	ended August 30,
	2005		2005		August 28, 2004		2003 – March 25, 2004	2003
Net income (loss) before income taxes	$4,477		$12,251		$10,925		$(4,583)	$10,898

Fixed charges: (1)

Interest charges	31,271		23,497		10,257		16,455	28,940
Interest portion of lease expense	829		829		352		626	983

Total fixed charges	32,100		24,326		10,609		17,081	29,923
Net income from operations before income taxes and fixed charges	$36,577		$36,577		$21,534		$12,498	$40,821

Ratio of earnings to fixed charges:(2)	1.14	x	1.50	x	2.03	x	—	1.36	x

(1)	During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2)	For purposes of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. Earnings before fixed charges were insufficient to cover fixed charges by approximately $4.6 million for the period from August 31, 2003 to March 25, 2004.

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